Exhibit 18.1

March 28, 2023

Board of Directors
Torrid Holdings Inc.
18305 E. San Jose Avenue
City of Industry, CA 91748

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to Torrid Holdings Inc.'s (the “Company”) Annual Report on Form 10-K for the year ended January 28, 2023 (the “Form 10-K”) pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Form 10-K and issued our report thereon dated March 28, 2023. Note 2 to the consolidated financial statements describes a change in accounting principle regarding the classification of royalties, profit sharing, and marketing and promotion funds the Company receives from its private label credit card provider from a reduction of selling, general and administrative expenses to net sales. It should be understood that the preferability of one acceptable method of accounting over another for the classification of funds received from private label credit card providers has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, a change to a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

Los Angeles, California